[LETTERHEAD OF ORRICK, HERRINGTON & SUTCLIFFE LLP]

December 16, 2005	Alan C. Smith (206)839-4322 asmith@orrick.com

VIA FACSIMILE (202) 772-9210 AND EDGAR

Ms.Kathleen	Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	WatchGuard Technologies, Inc., Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005; Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 9, 2005; Current Reports on Form 8-K filed with the Securities and Exchange Commission on August 3, 2005 and November 3, 2005; (File No. 000-26819)

Dear Ms. Collins:

This letter confirms that WatchGuard Technologies, Inc. (the “Company”) is in receipt of the Staff’s letter dated November 28, 2005 in connection with the Company’s annual report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2005, the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2005, filed with the Commission on November 9, 2005 (the “Form 10-Q”) and the Company’s current reports on Form 8-K filed with the Commission on August 3, 2005 and November 3, 2005.

As I mentioned in my voicemail, the Company is currently preparing a response to the Staff which it plans to submit via facsimile and EDGAR no later than Friday, December 23, 2005.

If you have any questions, please contact the undersigned at (206) 839-4322.

Respectfully submitted,

/s/ Alan C. Smith

Alan C. Smith

cc:	Michael C. Piraino, WatchGuard Technologies, Inc.